U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF

                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       Optimum Source International, Ltd.
                 (Name of Small Business Issuer in its charter)

               Nevada                                           86-0674322
  (State or other jurisdiction of                            (I.R.S. Employer
   Incorporation or organization)                            Identification No.)

              10612 North Sundown Drive, Scottsdale, Arizona 85260
               (Address of principal executive offices) (Zip Code)

Issuer's telephone number,   (602)-951-6828 ext 228

Securities to be registered under Section 12(b) of the Act:

  Title of each class                 Name of each exchange on which
   to be so registered               each class is to be registered

        None                                         None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value
                                (Title of class)



DOCUMENTS INCORPORATED BY REFERENCE

None.

PART I


Item 1.  Description of Business.

(a)  Business Development.

        The Company was first incorporated in the State of Utah on October 24, 1984 as A.R.M. Chemical Company, Inc. On November 13, 1984, the name of the Corporation was changed to E.R.M. Chemical Company, Inc. From 1984 to 1986, the Company attempted to manufacture, distribute and sell chemical products for the purification of water. This business activity was abandoned. On September 1, 1988 the Company changed its name to M.P.V. On September 7, 1989, the name of the Company was changed to Optimum Source International. The Company completed a plan of reorganization on October 20, 1989 pursuant to which the assets and corresponding liabilities of LomaCycle, Inc. were spun off to the former shareholders of that corporation before it became a wholly-owned subsidiary of M.P.V., Inc. From 1986 to 1990, the Company attempted to acquire interests in various business opportunities, all attempts were abandoned. On June 29, 1990, the domicile of the Company was changed to Nevada and the name of the Company was changed to Optimum Source International, Ltd.


(b) Business of Issuer.

        (1) Principal products or services and their markets;

        The Company specializes in international communication and interactive services to the Close-Out Industry, including the Barter and Trade Industry of surplus goods to wholesalers, retailers, auctioneers and the general public both domestically and internationally.

        Optimum Source International Ltd., (OSI) is poised with products and services for individuals, entrepreneurs, and companies of all sizes that are desirous of learning or enhancing their bartering, trading and countertrading skills. Products are developed to fully integrate with each other or may be used as stand alone products. All products and services are currently offered on the internet, and through selected channels of distribution.

        Barter, Exchange, Swap, Trade and Countertrade are rapidly becoming the method of choice for individuals, companies and governments for acquiring what they want or need because it eliminates the constant monetary change. It is an industry that has reached sales of $850 billion dollars plus worldwide and is growing at an incredible annual rate of 20%. The industry though, has lagged in automating. OSI has focused its efforts on providing solutions for bringing traders together worldwide. OSI is a provider of surplus consumer goods through its' international suppliers. Inventories that are owned by OSI and associates are accessible 24 hours a day via OSI's private network. OSI has developed the forum for buyers and sellers to locate one another and conduct

                                        2

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business using the latest networking technologies.

        Current products including:

CABLE VIEW

        A membership network for companies dealing with premiums, auctions, small retail dealers, overseas buyers, and corporate users. Members may obtain additional inventories for non-dealer/members in their areas (with their prior approval), enter their inventories, and charge a small exchange fee. As a member in CABLE VIEW, a company has many different close-out and liquidation inventories at their finger-tips, 24 hours a day. The services offered by CABLE VIEW are listed below:

E-MAIL - SEARCH - FORUMS - CLASSIFIED ADS

CABLE VIEW is available and is being introduced to the Close-Out industry throughout the world. This private communication network which the Company created has the capability of handling thousands of calls, 24 hours a day, and allows members to display, manipulate, extract and exchange information.

WHAT 'CHA GOT AUCTION SERVICES

        What 'Cha Got is a network of auctioning services implemented to provide a distribution system for selling consumer goods to end users and dealers. OSI provides complete federally bonded auctioning services. All segments of operations are controlled by OSI from its corporate headquarters in Scottsdale, Arizona. Constant communication between all entities are maintained via computer. Satellite auction sites provide additional sales outlets of consumer goods flowing to cash buyers nationwide.

COUNTERTRADE/BARTER

        Countertrade associations are forming in ever increasing numbers. The recent world trade agreements open up more opportunities for an already expanding countertrade industry. A Barter, Exchange, Swap, Trade arrangement enables a company to exchange finished goods for raw material at a fair price, in lieu of liquidating inventories at a drastic loss. OSI provides these services, greatly enhancing the Barter, Exchange, Swap, Trade industry, and establishing OSI as a world-wide countertrade resource leader.

        Potential negative impact of a participant in a countertrade/barter action can negatively impact the Company and its services. For example, the publicity resulting from a participant activities such as inappropriate claims and product representations by participants can make the sponsoring and retaining of participants more difficult, thereby negatively impacting sales. Furthermore, the Company's business and results of operations could be adversely affected if the

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



Company terminates a significant number of participants or certain participants who play a key role in the Company's distribution system. There can be no assurance that these or other participant actions will not have a material adverse effect on the Company or results of operations.

        (2) Distribution methods of the products or services;

        The infrastructure for all of OSI's operations is its own Interactive Communications Information Exchange Network. This network allows for the streamlining of OSI's corporate operations by minimizing paper work. It provides both buyers and sellers of surplus goods the arena in which to identify and negotiate transactions. It also provides the interface to wide area networks, i.e., Internet, Microsoft's "MSN" Network, and various public and private databases, i.e., real estate, import/export, associations, and corporations. The Company has developed the first application software for traders worldwide, "Traders ToolTM". This software automates all aspects of trade/barter/countertrade, including currency conversions and inventory tracking. Displays also indicate reminders for expiration dates of scrip or services. Traders ToolTM interfaces with Excel for tracking trade transactions, as well as providing statistics, reports and spreadsheets. Traders ToolTM also has specialty modules, i.e., real estate, gems, and consumer items. Upon request, Traders ToolTM automatically dials and connects to outside databases for specific goods information. Traders ToolTM is the only product of its kind available to the Barter, Exchange, Swap, Trade industry at all levels, from novice to expert. The Company's focus is automating the liquidation and barter industry. A network of independent representatives develop sales and marketing, introduce new services and products, and expand distribution of products while pursuing strategic alliance worldwide.

        (3) Status of any publicly announced new product or service;

None

        (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition;

        Competition in the barter, trading and counter trading industry is vigorous, characterized by a relatively large number of companies (estimated at approximately 1,500), most of which have relatively small sales. Industry sources estimate that there are less than 100 companies in the industry that have annual sales of $2 million or more. Based on its current projected sales, OSI believes that it will be within the approximately top 6% of the approximately 1,500 barter companies, based on projected sales. However, since only one of these companies in this industry is public and the rest are privately held, little reliable financial data is available. Many of the companies have established reputations for successfully developing and marketing barter, trading and countertrading services, with a variety of well-established marketing outlets. Many of such companies have greater financial, managerial, and technical resources than OSI. Principal competitors include members of the International Reciprocal Trade Association, and members of the National Association of Trade Exchanges.

        The Company competes by emphasizing the value and premium quality of the Company's products and the convenience of the Company's distribution system. There can be no assurance that the Company's business and results of operations will not be affected materially by market conditions and competition in the future.

        (5) Sources and availability of raw material and the names of principal suppliers;

        All the Company's products are currently produced by manufactures unaffiliated with the Company. The Company's profit margins and its ability to deliver products on a timely basis are dependent upon the ability of the Company's outside suppliers to continue to supply products in a timely and cost efficient manner.

        The Company currently acquires products from suppliers that are considered by the Company to be the superior suppliers of such products. Due to the nature of the close out market the availability of products varies from day to day. There can be no assurance that the loss of a supplier would not have a material adverse effect on the Company's business and results of operations.


        (6) Dependence on one or a few major customers;

        No customer accounts for more than 10% of sales.

        (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;

        As a company selling products nationwide and internationally, OSI believes that establishing trade and service marks and copyrights for brand names and associated advertising and labeling materials is important in maintaining company and product identification and integrity. Accordingly, OSI is engaged on a continuing basis in developing brand names and such associated materials for its products, securing trade and service mark protection for such brand names and copyright protection for such associated material, policing its existing marks, and enforcing its legal rights in cases of potential infringement by third parties of its legally protected marks and copyrights.

        (8) Need for any government approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process;

        The Company's products currently do not require government approval.

        (9) Effect of existing or probable governmental regulations on the business;

        The Company is not aware of any existing or probable governmental regulations on the business.

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



        (10) Estimate the amount spent during each of the last two fiscal years on research and development activities, and if applicable the extent to which the cost of such activities are borne directly by customers;

        For the years ended December 31, 1997 and 1996 there was no money allocated to research and development. Royalty agreements provided that the research and development expenses are to be paid by the royalty holder.

        (11) Costs and effects of compliance with environmental laws (federal, state and local);

None

        (12) Number of total employees and number of full time employees.

        As of February 13, 1998 the Company had no full time employees. There are a total of 2 contract employees engaged in the general management and administration.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

General

        The following discusses the financial position and results of operations of the Company.

Liquidity and Capital Resources

        The Company requires working capital principally to fund its current operations. Generally the Company has adequate funds for its activities. There are no formal commitments from banks or other lending sources for lines of credit or similar short-term borrowing. It is anticipated that the current operations will expand and the funds generated will exceed the Company's working capital requirements for the next year.

        The Company intends to seek an acquisition of a larger and potentially more profitable business. The Company intends to focus on opportunities to acquire new products or technologies in development as well as those currently being operated, including a complete operating business that has demonstrated long-term growth potential, strong marketing presence, and the basis for continuing profitability. The Company has not identified any specific target or possible acquisition. As the Company pursues its acquisition program, it will incur costs for ongoing general and administrative expenses as well as for identifying, investigating, and negotiating a possible acquisition.

        In order to complete any acquisition, the Company may be required to supplement its available cash and other liquid assets with proceeds from borrowings, the sale of additional

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



securities, or other sources. There can be no assurance that any such required additional funding will be favorable to the Company.

        Management believes that the Company's current cash and funds available will be sufficient to meet capital requirements and short term and long term working capital needs in the fiscal year ending December 31, 1998 and beyond, unless a significant acquisition or expansion is undertaken. The Company is constantly searching for potential acquisitions and/or expansion opportunities. However, there are no arrangements or ongoing negotiations for any acquisition or expansion.

Results of Operations

        From 1984 to 1986, the Company attempted to manufacture, distribute and sell chemical products for the purification of water. This business activity was abandoned. From 1986 to 1990, the Company attempted to acquire interests in various business opportunities, all attempts were abandoned. The Company was inactive from 1990 to 1992. The Company has been in the development stage since December 31, 1992, and has not commenced planned principal operations.

Inflation and Regulation

        The Company's operations have not been, and in the near term are not expected to be, materially affected by inflation or changing prices. The Company will encounter competition from a variety of firms selling barter/trade services in its market area. Many of these firms have long standing customer relationships and are well-staffed and well financed. The Company believes that competition in the barter/trade industry is based on competitive pricing, although the ability, reputation and support of a marketing network is also significant. The Company does not believe that any recently enacted or presently pending proposed legislation will have a material adverse effect on its results of operations.

Factors That May Affect Future Results

        Management's Discussion and Analysis and other parts of this registration statement contain information based on management's beliefs and forward-looking statements that involve a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially for the forward-looking statements as a result of various factors, including but not limited to the following:

        The markets for many of the Company's offerings are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. The Company's operating results will depend to a significant extent on its ability to design, develop, or otherwise obtain and introduce new products, services, systems, and solutions and to reduce the costs of these offerings. The success of these and other new offerings is dependent on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors, and market acceptance. The ability to successfully

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



introduce new products and services could have an impact on future results of operations.

Item 3.  Description of Property.

        The Company at this time has no properties. As of December 31, 1997, all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a)  Security ownership of certain beneficial owners.

        The following table sets forth the number and percentage of the Company's common shares owned of record and beneficially by each person owning more than 5% of such common shares at December 31, 1997.
         (1)              (2)                (3)                    (4)
   Title of Class      Name and           Amount and         Percent of Class
                       Address of         Nature of
                       Beneficial         Beneficial
                       Owner              Owner

   Common Stock        James O'Brien       5,000,000         59.83%
                       10612 N. Sundown Dr.
                       Scottsdale, AZ 85260

        The following table set forth the number and percentage as of the date of this filing, the shares beneficially owned by all directors and nominees:

         (1)              (2)                (3)                (4)
   Title of Class      Name and           Amount and     Percent of Class
                       Address of         Nature of
                       Beneficial         Beneficial
                       Owner              Owner

   Common Shares       James O'Brien ---see above---

There have been no common shares issued to any of the directors of the Company.






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Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     Directors and Executive Officers.

            (1)                           (2)                           (3)
       NAME  and  AGE                   POSITION                 TERM OF OFFICE

James O'Brien ............      61      CEO/President            1990 to Present

Susan Conwisar ...........      56      Secretary/Treasurer      1990 to Present

Rose Fischer .............      45      Director                 1996 to Present

Goldie Hunt ..............      70      Director                 1992 to Present

Mark Niver ...............      35      Director                 1995 to Present

Patrick Matzelle .........      51      Director                 1996 to Present

Business Experience

James O'Brien, CEO/President, founded Optimum Source International Ltd., during the past five years Mr. O'Brien developed software, established trade and countertrade exchanges for Optimum Source International, Ltd.

Susan Conwisar, Secretary/Treasurer, during the past five years Ms. Conwisar has been a licensed realtor in the State of Arizona specializing in the areas of commercial real estate and business brokerage as well as serving Optimum Source International Ltd. Ms. Conwisar attended Brooklyn College, Brooklyn, New York emphasizing accounting, business and insurance law.

Rose Fischer, with an associate degree in accounting, has been Director and Operations Facilitator for the past two years, which includes finalization and implementation of all electronic commerce. Prior to OSI, Ms. Ros's experience was as a financial consultant with a privately held firm since 1985.

Goldie Hunt, Director, for the past six years has pursued her personal interests since retiring from the retail industry.

Mark Niver, Director, since 1992, Mr. Niver has been the Secretary/Treasurer of Merit Diversified Internation, Incorporated, a R&D public company as well as the senior data manager of Optimum Source International Ltd. Mr. Niver attended Rio Salado Community College in Phoenix, Arizona and Grand Canyon University (computer science).

Patrick Matzelle, Director, for the past five years Mr. Matzelle has been self-employed as an

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independent  consultant  providing management services to clients to develop and implement business plans, marketing plans, and training programs. Mr. Matzelle attended Arizona State University, College of Engineering for two years.

Item 6.  Executive Compensation.

                    Annual Compensation
       (a)                      (b)               (c)               (e)
       Name                                                         Other
       and                                                          Annual
       Principal                                   Salary           Compensation
       Position                 Year               $                $

There has been no executive compensation.

Item 7.  Certain Relationships and Related Transactions.

        James O'Brien, the President of the Company, provided the Company with the marketing distribution plans, compensation program, commission payout structure, operations, and automated monthly ordering system.

        During 1997 and 1996 the Company borrowed money from James O'Brien to pay administrative expenses. The loan is payable on demand and carries an annual interest rate of 10 percent. As of December 31, 1997, the principal owing is $54,580 with accrued interest of $8,355.

        During 1996 the Company paid $7,500 to James O'Brien for rent of office space. As of December 31, 1997 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the Company for the use of these facilities and there are no commitments for future use of the facilities.

Item 8.  Description of Securities.

        The corporation has authorized fifty million (50,000,000) shares of common stock with a par value of $0.001 per share, and no other class or classes of stock, for a total capitalization of $50,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value. There are no preemptive rights. No dividends have been declared. Fully-paid stock of this corporation shall not be liable to any further call or assessment.

        As of February 4, 1998 there are 8,357,210 shares of common stock issued and outstanding.





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



PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

        The stock is traded over-the-counter on the NASDAQ Bulletin Board with the trading symbol "OSIN". The following high and low bid information was provided by PC Financial Network. The quotations provided reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

          1996               HIGH BID       LOW BID
                            (To the best knowledge of
                            management, there was no
                          trading of shares for fiscal
                                     1996.)

First Quarter (3/31/97)      $ 1.750        $ 1.500
Second Quarter (6/30/97)     $ .9375        $   .480
Third Quarter (9/30/97)      (To the best knowledge of
                             management, there was no
                             trading of shares for the
                             third quarter 1997.)
Fourth Quarter (12/31/97)    $   .250       $  .250

        The number of shareholders of record of the Company's common stock as of November 12, 1997 was approximately 259.

        The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

Item 2.  Legal Proceedings.

The Company is not presently involved in any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants.

        There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statements disclosure.

Item 4.  Recent Sales of Unregistered Securities.

        The Company over the past three years has not sold any shares of common stock.

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




                         Part F/S

        The following documents are filed as part of this report.

Independent Auditor's Report ..............................................   13

Balance Sheet,
December 31, 1997 and 1996 ................................................   14

Statements of Loss,
 For the Years Ended December 31, 1997 and 1996 ...........................   15

Statements of Changes in Stockholders' Equity,
For the Years Ended December 31, 1997 and 1996 ............................   16

Statements of Cash Flows,
 For the Years Ended December 31, 1997 and 1996 ...........................   17


Notes to Financial Statements .............................................   18

Schedule I, Condensed Financial Information of Registrant (All Required Information
  Reported in Financial Statements
  and Notes to the Financial Statements)

Schedule II, Valuation of Qualifying Accounts
  (All Required Information Reported in
  Financial Statements and Notes to the
  Financial Statements)

Schedule III, Real Estate and Accumulated Depreciation
  (Not Applicable)

Schedule IV, Mortgage Loans on Real Estate
  (Not Applicable)

Schedule V, Supplemental Information Concerning
  Property-Casualty Insurance Operations
  (Not Applicable)

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Optimum Source International, LTD.
(a Development Stage Company)


        We have audited the accompanying balance sheets of Optimum Source International, LTD., as of December 31, 1997 and 1996, and the related statements of loss, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optimum Source International, LTD., (A development Stage Company) as of December 31, 1997 and 1996 and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                    Respectfully submitted,



                                                    \s\ Robison, Hill & Co.
                                                    Certified Public Accountants

Salt Lake City, Utah
February 4, 1998


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                                                                     EXHIBIT "A"


                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                           December 31, 1997 and 1996

                                                               1997        1996
Assets
Current Assets
    Inventory ..........................................   $ 14,013    $ 14,013
    Prepaid Expense ....................................     10,000      10,000
                                                           --------    --------

     Total Current Assets ..............................   $ 24,013    $ 24,013
                                                           ========    ========

Liabilities and Stockholders' Equity
Liabilities
   Accounts Payable ....................................   $  2,455    $  1,600
   Accrued Liabilities .................................      8,455       2,649
   Loans From Shareholder ..............................     54,580      52,980
                                                           --------    --------

     Total Liabilities .................................     65,490      57,229
                                                           --------    --------

  Stockholders' Equity
    Common Stock, authorized 50,000,000 shares of
      $.001 par value, issued and outstanding 8,357,210       8,357       8,357
    Additional Paid in Capital .........................     87,173      87,173
    Retained Deficit ...................................    (65,022)    (65,022)
    Deficit Accumulated
      During Development Stage .........................    (70,874)    (62,613)
    Less: Treasury Stock
      59,738 shares at Cost ............................     (1,111)     (1,111)
                                                           --------    --------

     Total Stockholders' Equity
       (Deficit) .......................................    (41,477)    (33,216)
                                                           --------    --------

     Total Liabilities and
       Stockholders' Equity ............................   $ 24,013    $ 24,013
                                                           ========    ========




The accompanying notes are an integral part of these financial statements.

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



                                                                     EXHIBIT "B"



                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A Development Stage Company)
                               STATEMENTS OF LOSS
                 FOR THE YEARS ENDED December 31, 1997 and 1996


                                                                  Cumulative
                                                                    Since
                                                                 Inception Of
                                                                  Development
                                            1997          1996       Stage
Revenues ..........................   $       --   $      --     $      --
                                        --------     -------       -------

Expenses
General and Administrative
 Expenses .........................        2,554        30,567        62,518
Other Expense - Interest ..........        5,707         2,649         8,356
                                      ----------   -----------   -----------

     Total Expenses ...............        8,261        33,216        70,874
                                                   -----------   -----------

Net Loss ..........................   $   (8,261)  $  (33,216)       (70,874)
                                      ==========   ===========   ===========

Net Loss Per Share ................   $     --     $      --

Weighted Average shares
 Outstanding ......................   $ 8,297,472   $ 8,297,472
                                       ===========   ===========













The accompanying notes are an integral part of these financial statements.

                                                                     EXHIBIT "C"


                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                     Deficit
                                                                   Accumulated
                                                        Additional   During
                                   Common Stock         Paid-in     Retained    Development    Treasury
                                 Shares       Amount     Capital     Deficit       Stage        Stock

Balance at January 1, 1996 .   8,357,210   $   8,357   $  87,173   $ (65,022)   $ (29,397)   $  (1,111)
Net Loss ...................        --          --          --          --        (33,216)        --
                                                                                ---------    ---------
Balance at December 31, 1996   8,357,210       8,357      87,173     (65,022)     (62,613)      (1,111)
Net Loss ...................        --          --          --          --         (8,261)        --
                                                                                             ---------
Balance at December 31, 1997   8,357,210   $   8,357   $  87,173   $  65,022    $ (70,874)   $  (1,111)
                               =========   =========   =========   =========    =========    =========










The accompanying notes are an integral part of these financial statements.

                                                                     EXHIBIT "D"
                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED December 31, 1997 and 1996
                                                                    Cumulative
                                                                       Since
                                                                    Inception of
                                                     December       Development
                                                 1997       1996       Stage
Cash Flows From Operating
Net cash used by operating activities ....   $ (1,600)   $(52,980)   $(54,580)
                                             --------    --------    --------
Cash Flows From Investing Activites

Net cash used by investing activities ....       --          --          --
                                             --------   --------     --------
Cash flows From Financing Activities

Loans from shareholder ...................      1,600      52,980      54,580
                                                -----      ------      ------

Net cash provided by financing activities       1,600      52,980      54,580
                                                -----      ------      ------

Net increase (decrease) in cash and
  Cash equivalents .......................       --          --          --
                                              --------   --------     --------
Cash and cash equivalents at beginning
 of year .................................       --          --          --
                                              --------   --------     --------
Cash and cash equivalents at end of year .   $   --      $   --      $   --
                                             =========   ========    =========



Reconciliation of Net Loss to Cash Provided (Used)
by Operating Activities
Net loss .................................   $ (8,261)$   (33,216)   $(70,874)
Changes in Assets and Liabilities
Amortization .............................       --          --        29,397
Increase in inventory ....................       --       (14,013)    (14,013)
Increase in prepaid expense ..............       --       (10,000)    (10,000)
Increase in accounts payable .............        855       1,600       2,455
Increase in accrued expenses .............      5,806       2,649       8,455
                                                -----       -----       -----
Net Cash Used by Operating Activities ....   $ (1,600)$   (52,980)   $(54,580)
                                             ========    ========    ========
Supplemental Disclosure of Cash Flow Information
Interest .................................   $   --      $   --
Income Taxes .............................   $   --      $   --




The accompanying notes are an integral part of these financial statements

                                                                     EXHIBIT "E"
                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        This summary of accounting policies for Optimum Source International, LTD. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and History

        The Company was incorporated under the laws of the State of Utah on October 24, 1984. The Company Redomiciled to the State of Nevada on June 29, 1990. From 1984 to 1986, the Company attempted to manufacture, distribute and sell chemical products for the purification of water. This business activity was abandoned. From 1986 to 1990, the Company attempted to acquire interests in various business opportunities, all attempts were abandoned. The Company was inactive from 1990 to 1992. The Company has been in the development stage since December 31, 1992, and has not commenced planned principal operations.

Nature of Business

        The Company specializes in international communication and interactive services to the Close-Out Industry, including the Barter and Trade Industry of surplus goods to wholesalers, retailers, auctioneers and the general public both domestically and internationally.

Cash and Cash Equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Loss per Share

        The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                                     EXHIBIT "E"
                                                                      (Continued

                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 1997 and 1996
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Loss per Share (Continued)

                                                                       Per-Share
                                                 Income       Shares    Amount
                                            For the year ended December 31, 1996

Net Loss ....................................   (33,216)

Basic Earnings per Share
Income available to common shareholders .....   (33,216)   8,297,472    $   --
                                                -------    ---------    -------


                                            For the year ended December 31, 1997

Net Loss ....................................    (8,261)

Basic Earnings per Share
Income available to common shareholders .....    (8,261)   8,297,472    $   --
                                                 ------    ---------    -------

        Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share for the years ended December 31, 1997 and 1996 are not presented as the Company does not have potential common stock. In 1997, the Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. As a result, the Company's reported earnings per share for 1996 were restated. The effect of this accounting change on previously reported earnings per share (EPS) data was as follows:


Per share amounts                            1996

Primary EPS as reported                   $           -
Effect of SFAS No. 128                                -
                                          -------------
Basic EPS as restated                     $           -

                                                                     EXHIBIT "E"
                                                                      (Continued

                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 1997 and 1996
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Pervasiveness of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

        As  of  December  31,  1997,  the  Company  had  a  net  operating  loss carryforward for income tax reporting purposes of approximately $110,000 expiring in 1999. Through 2012, current tax laws limit the amount of loss that can offset future taxable income when there is a substantial change in ownership. The amount of net operating loss available to offset future income will be limited if there is a substantial change in ownership.

NOTE 3 - DEVELOPMENT STAGE

        The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 4 - COMMITMENTS

        As of December 31, 1997 and 1996 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

                                                                     EXHIBIT "E"
                                                                      (Continued

                       OPTIMUM SOURCE INTERNATIONAL, LTD.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 1996 and 1995
                                   (Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS

        During 1997 and 1996 the Company borrowed money from an officer to pay administrative expenses. The loan is payable on demand and carries an annual interest rate of 10 percent. As of December 31, 1997, the principal owing is $54,580 with accrued interest of $8,355.

        During 1996 the Company paid $7,500 to an officer and shareholder for rent of office space.

PART III

Item 1.  Index to Exhibits.

Item 2.  Description of Exhibits.

EXHIBIT INDEX PAGE Exhibit 2 - Articles of Incorporation and By-Laws:

             Optimum Source International, Ltd.                    Incorporated
                                                                   by reference

Exhibit 11  -  Computation of Per Share Earnings:

          (Refer to Independent Auditors Report Page "Note 1")


Exhibit 23  - Consent of Robison, Hill & Co.

Exhibit 27  - Financial Data Schedule

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Optimum Source International, Ltd.

DATE:   February 19, 1998

By /s/
   James O'Brien, President
   (Principal Financial and
   Accounting Officer)